For a greener world 创享绿色生活

LIZHAN ENVIRONMENTAL CORPORATION

Investor Presentation
June, 2011

100% Collagen Fibre

Safe Harbor Statement

This presentation includes or incorporates by reference statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements include, but are not limited to, information or assumptions about revenues, gross profit, expenses, income, capital and other expenditures, financing plans, capital structure, cash flow, liquidity, management's plans, goals and objectives for future operations and growth. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements.

About Lizhan

We are engaged in the research and development, production and sale of quality leather and related products from leather scraps at competitive prices.

- Founded in Dec. 2005, based in Tongxiang
- Chairman and founder, Jianfeng Liu, has over 20 years industry experience
- Approximately 380 employees
- 180+ Chinese and 20+ international customers
- 100+ suppliers located in close proximity to production facilities
- Chinese patents: 10 granted and 2 under application
- International patents on collagen fiber to produce the new Evergreen Leather product
    - 18 granted and 8 under application

Our mission is to provide high quality green materials for a rapidly growing global consumer market.

Company Profile

Symbol	LZEN
Exchange	NASDAQ
Price (6/16/11)	$2.03
Fiscal Year End	September 30th
Market Cap	$26.4 M
Shares Outstanding	13.0 M
Float	4.0 M
2010 Revenues	$46.3 M
2010 Net Income	$8.2 M
2010 EPS	$0.74
1H 2011 Revenues	$16.7 M
1H 2011 Net Income	$1.9 M
1H 2011 EPS	$0.15
Legal	Kramer Levin
Auditor	UHY Hong Kong

Investment Highlights

- Proprietary production technologies allow a variety of leather scraps to be produced into high quality finished products at lower cost
- Rising contribution from Evergreen Products expands growth rate and profit margins
- Strategic location with good access to raw materials with customers in close proximity
- Established distribution channels and strong customer relationships
- Experienced management team with significant equity ownership
- Track record of profitability



Lizhan Environmental Showroom

Market Opportunity

- $82 billion global market opportunity: Footwear, garments, furniture and auto upholstery
  - Majority of LZEN sales currently from auto, furniture & garments
- China is the world's largest manufacturer and exporter for footwear, garments, and furniture
- 4-year CAGR for domestic sales 17.2% and exports of 18.4% between 2005-2008 for Footwear, Apparel and Furniture


Domestic Sales in China
RMB (100 Million)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2005
2006
2007
2008
Footwear
Apparel
Furniture

Source: National Bureau of Statistics of China 2009


Chinese Export Sales
RMB (100 Million)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2005
2006
2007
2008

Source: General Administration of Customs of the People's Republic of China 2009

Eco-Green Products

Recycled Leather Flocked Fabric

- Leather waste functions as the reinforcing filler to the PU fabric.
- 1 Chinese utility model patent granted & 1 Chinese invention patent under application.
- Launched in 2009 and currently accounts for 70% of revenue.

Evergreen Leather (New Product)

- Evergreen products are more durable and flame resistant than synthetic leather, and can substitute genuine leather.
- Global patents filed in 18 countries.
- Target auto and furniture markets initially; expand into clothing & footwear.





We expect Eco-Green Products to account for an increasingly higher percentage of our revenue and profit.

Products

We Produce Fabrics for Growing Consumer End-Markets


Furniture


Apparel


Automotive

Burgeoning Demand in the Evergreen Leather Market


Home & bedding products filler materials


Clean Vehicles (HEV and EV)


Furniture


Collagen fiber-based clothing


Eco-fashion Apparel


Footwear


Luggage and bags

Evergreen Production Facility

Initial production line completed in May 2011

•3,000 meters/day production capacity initially; expanding to 5,000 meters/day by Q4 2011

Product quality certified by 3rd parties - Dedalo and Intertek

•Comparable quality to genuine leather

Received orders from two new contracts in May 2011 totaling $12.4 million in 1st 12 months

•Novatex: 1-year exclusive distribution rights in EU countries except Denmark and Poland; first 12 months ~495,000 meters
•Beijing Hengxin Kaibo Textile Co. Ltd: 2-year exclusive distribution rights in Russia; first 12 months ~420,000 meters







Branded Customer Base

180+ Chinese Customers and 20+ International Customers

Revenue by Geographic Breakdown


24%
76%
Domestic Chinese Customers
Export Customers

Government Endorsements

- Named as a "Priority Project" by the Zhejiang Government in 2010.
- Tax and other benefits

ALBANY
A US based furniture upholstery manufacturer and distributor

CULP
A NYSE listed US based furniture upholstery manufacturer and distributor

Kaser
A Hong Kong listed Chinese leather products and furniture manufacturer

Lane HOME FURNISHINGS Entertain. Engage. Escape
A US based home furnishing manufacturer and distributor

Mmonu 蒙努
A Chinese manufacturer of leather products and furniture

ASHLEY FURNITURE INDUSTRIES, INC.
Wanvog Furniture, a subsidiary of US-based Ashley Furniture Industries Inc.

HongYang
A Chinese manufacturer specialized in producing sofas

FY 2010* Financial Highlights

- Revenue increased 114% to $46.3 million
- Gross profit increased 201% to $11.3 million
- Gross margin increased 43% to 24.3%
- Net income increased 200% to $8.2 million
- Operating income increased 265% to $8.4 million
- Operating Margin increased 750 basis points to 18.1%
- Basic and fully diluted earnings per share increased to $0.74

*Fiscal year ending September 30

Strong Margin Profile

- Market improvements primarily due to new product introductions and economies of scale
- Evergreen product to continue the growth trajectory


30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
19.0%
12.3%
11.3%
17.3%
10.7%
12.6%
24.3%
18.1%
17.6%
2008
2009
2010
Gross Margin
Operating Margin
Net Profit Margin

Recent Developments

- Recently signed two new orders for evergreen products with a combined value of $12.4 Million for the first 12 months.
- $9.5 million in new credit lines secured through Chinese banks.
- Production returns to normal following disruptions in Q2 ending March 31st, 2011.
  - Sales were negatively impacted by production disruptions caused by local government shutdowns and repair of steam supply systems
  - The Company transitioned previously outsourced manufacturing in-house
- Management expects normalized production of recycled leather flocked fabric by Q4 ending September 30, 2011.

➢ April 2011 sales rebounded to $4.2 million

For a greener world 创享绿色生活

Income Statement Summary

Fiscal Year ends September 30

(in thousands)	2009	2010	1H 2010	1H 2011
Net Revenues	$21,613	$46,321	$22,423	$16,718
Cost of sales	17,868	35,043	16,709	12,448
Gross Profit	$3,744	$11,278	5,715	$4,270
Gross Margin	*17.3%*	*24.3%*	*25.5%*	*25.5%*
R & D Expenses	65	137	101	32
Selling Expenses	322	635	240	472
G & A Expenses (Excluding R&D)	1,054	2,111	798	2,048
Operating Income	$2,303	$8,397	$4,575	$1,718
Operating Margin	*10.7%*	*18.1%*	*20.4%*	*10.3%*
Provision for Income Taxes	-	912	-	-
Net Income	$2,731	$8,186	4,465	$1,890
Net Margin	*12.6%*	*17.6%*	*19.9%*	*11.3%*

Balance Sheet

Selected Balance Sheet Items (in thousands USD)	March 31, 2011 Unaudited	September 30, 2010
Cash	$2,056	$2,597
Restricted cash	2,382	1,072
Accounts receivable	6,338	7,310
Inventories	10,455	4,666
Property, plant and equipment	29,664	12,907
Total assets	**$59,754**	**$44,687**
Accounts payable	8,978	8,158
Bank acceptance notes payable	4,618	2,145
Short-term loans	7,330	13,676
Long-term loans	9,697	--
Total liabilities	**$31,554**	**$26,341**
Total stockholders' equity	**$27,647**	**$17,722**

Senior Management Team



Mr. Jianfeng Liu - Founder, Chairman & Chief Executive Officer

- Over 20 years of experience in the textile related industries
- EMBA from Zhejiang University



Ms. Shan Cui - Chief Financial Officer

- Experienced CFO in textile industry
- Finance executive with 15 years international and domestic experience
- MBA from Georgia State University



Mr. Liwen Zhang - CTO

- Over 25 years of research experience in leather industry
- Former Professor at Handan Textile Workers' College
- Graduated from Handan College



Mr. Jianfu Ma – Executive Vice President & Financial Controller

- Over 20 years of experience in auditing and tax advisory
- China Certified Tax Agent and Member of Chinese Institute of Certified Public Accountants
- Bachelors Degree in accounting and financial management from Hunan University

Growth Strategy

- Build an international "Green Leather" brand, based on the Company's collagen fiber input
- Leverage proprietary technologies to develop products for existing and new end markets
- Expand production capacity and capitalize on economies of scale
- Strengthen our relationships with key customers and diversify our customer base



Contact Us

Company:
Lizhan Environmental Corporation
Silvia Liu, Investor Relations Manager
Email: ir@lezncorp.com
Phone: +011-86-573-8862-268

Investor Relations:
HC International, Inc.
Ted Haberfield, Executive Vice President
Email: thaberfield@hcinternational.net
Phone: +1-760-755-2716

www.lzencorp.com

Appendix: Collagen Fiber

- Leverage on unique features of Collagen Fiber for the Evergreen product line
- Expand product line using existing Non-woven process production facility
- Promote collagen fiber as a low cost alternative to cotton, silk, linen & wool

Collagen Fiber

-Skin Friendly
-Anti-bacteria
-Moisture Protection
-Flame resistant

Non-Woven Process

-Leather (after post treatment)
-Warm/Insulation Filling (after Webbing)

Weaving

-Yarn
-Weaver